Filed by Fifth Wall Acquisition Corp. I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Fifth Wall Acquisition Corp. I

Commission File No. 001-39991

SmartRent Town Hall Transcript

April 22, 2021

8:30 am Pacific Time

Presenters:

Lucas Haldeman, CEO of SmartRent

Brendan Wallace, CEO of Fifth Wall Acquisition Corp 1

Kevin Criddle, Partner of DLA Piper LLP

Lucas Haldeman: Ok, it’s 8:33, let’s get going. I’m excited to be with you guys today. I wish we were in person but this is the new zoom world that we live in. So, exciting milestone today we are very excited to announce. As you saw from the email I sent out and press release, we are on our way to an IPO. So I want to walk through what that means for us, why we chose the route we chose to go and we have Brendan Wallace on from Fifth Wall as well to talk about from his perspective what Fifth Wall saw in SmartRent. And then Kevin from DLA Piper will go through some of the rules of the road. And unfortunately because of the size of this meeting, we’re not going to take live questions- you know I love taking live questions- but we’ll have an email address that you can send questions to and we’ll get back to you right away. Thank you for tuning in. Today’s big news, SmartRent will become a public company. So, let me go through why are we going public? Well there are a couple of reasons. One is it’s the ability for us to access a lot of capital. It’s like doing a D round which is great. You know we’ve done an A, B and C round, but it’s better than that because it gives us the ongoing ability to access the public capital markets. The other side of it is public companies get more PR. It’s a big milestone to get to the size to be able to be public so we’ll have enhanced market visibility. It’s really important for our continued growth and it’s also going to enable us to expand domestically and globally. And you know we’ve already been working on our global solution, not only with our organic team at SmartRent but also our great team in Croatia. We already have inroads there, and we think we can add some fuel to the fire and continue to grow. And this is the right time for this company. We feel like we’ve matured to where we can successfully navigate the requirements of being a public company, so this felt like the absolute right time to do it.

So, what is a SPAC? You guys have probably heard this a lot- it’s a special purpose acquisition company, and I think it’s a really interesting model. A SPAC is a company that goes public and doesn’t have any business, doesn’t have anything it sells, or employees that run it, but has the reputation of the sponsor. In this case, our sponsor, Fifth Wall, has the reputation of the sponsor being a successful company or business person, and they’re able to go raise money with the idea that they’re going to go find a company to buy. Then, everyone’s going to be happy. To me, the option for us was either to IPO on our own or find a sponsor that we thought was really great. And when Fifth Wall announced they were doing the SPAC, we just thought this is perfect, this is the right partner for us. It really allows us to build a high quality institutional investor base that is focused on long term value creation. All of our interests are aligned. So, there’s a lot of different SPACs out there. You’ll see things that are positive and negative on SPACs, but just remember not all SPACs are the same and as you dig in on this one, if you are sort of financially inclined and you like that stuff, I think you’ll see this was a really unique structure in terms of how it really aligns all of the investors’ interests, current shareholders, all of us, as well as new investors coming into the market. So, there are a lot of SPACs out there, why did we choose Fifth Wall? Well, first of all we chose them because they invested in us last year, so we knew them. That’s really important when you think about going public. It’s a lot of stress, it’s a lot of effort, and you want to know who you are in the trenches with. We knew the Fifth Wall team. We knew they were top notch. We knew they were great operators, strong partners, very strategic, and the same reason we wanted them on our cap table at the Series C, they’re the prop tech validator. I mean every prop tech company out there wants Fifth Wall to invest in them, and so this was a perfect strategic partner for us, and a way to continue our relationship. I’m going to pause. I’ve been talking at you for a few mins. And just say let me, I mentioned Brendan Wallace was on the call, I think it would be great for everyone on the call to hear from Brendan why Fifth Wall chose SmartRent. What did Fifth Wall see in SmartRent. I’d love for our employees to hear that from you. And welcome by the way.

Brendan Wallace: Yes, thanks for having me Lucas, and to everyone obviously I just want to say, on behalf of Fifth Wall, that we are so thrilled about this transaction. So, I’m Brendan and I’m the co-founder of Fifth Wall. As Lucas mentioned, Fifth Wall is the largest and most active investor in real estate technology. We manage a number of different funds, and we manage 2.5 billion dollars across them. One of the things that I think excited us about SmartRent, and I think that excited SmartRent and Lucas about Fifth Wall and why we invested last year in the Series C, was that Fifth Wall’s investors are actually big real estate owners. Some of the largest owners and operators are potential customers or existing customers of SmartRent. So, what we aim to do is work with our portfolio companies and help accelerate their growth and accelerate their distribution into the largest real estate companies in the US and the world. So, when we first discovered SmartRent, I think there were a number of things that really excited us about the business as an investor. One, I think SmartRent is the category leader in this space and I think you’ve built the strongest platform, this hardware agnostic platform that is really elegant and a great solution for owners and operators and developers of real estate, exactly what investors in our fund that I think want to see solutions like SmartRent. We also saw a lot of ways we could help accelerate your growth and introduce your team to new investors in the both the US and also in new international markets as well. And this is obviously going to be the largest investment for Fifth Wall. We are a very active real estate technology fund, but we felt so strongly about SmartRent and we had such high conviction and high trust in the relationship that we wanted this to be the company we decided to merge with our SPAC. So, the way I guess to think about us is we are very active in real estate tech, we want to be a really strong partner to Lucas and the entire management team. We want to help wherever we can and leverage our relationships, and I just have to say we couldn’t be more excited to be executing this transaction together. We’ve known each other for a while now, but this is obviously a big next step and we are really excited.

Lucas Haldeman: Great, Brendan. Thanks for saying that, and I think I agree this is a really exciting time, and this is a great partnership. I can tell everyone that Brendan and I have been pitching this to investors for weeks, and I think the message really resonates and this is just so exciting to take this step. So, what does this mean for you? One of the interesting things is you may see things like merger and acquisition and that’s true so the way that a SPAC works is that it’s technically this public company that acquires us, but nothing really changes. Your role with SmartRent is the same. Remember that the SPAC doesn’t have any product or employees, so it’s not like big brother is taking over. Nothing changes other than we are now on our way to becoming public and we have an infusion of capital. So, it’s kind of like when we did our C round or our B round in terms of nothing really changes in the day to day. Job responsibilities remain the same, projects remain the same, no changes to the management team or reporting structure, goals and milestones all stay the same. We are still on track to our first milestone to hit a million units, and really, we are in this place because we’ve been strong executors to date and will continue to be successful by continuing to have strong execution. This is a super exciting time, but the main thing we can all do is stay focused on delivering results, as we’ve always done. We’ve always been the company that actually did what we said we were going to do, that actually showed up, and that actually got the units installed. We need to keep being that company, and I know we will. So, a couple of important things to remember and then I’m going to turn it over to Kevin. Remember, this is fantastic, but we haven’t closed yet. We are still running the same business, and we need to focus on delivering results and execution. You’ll hear other companies have gone public via SPAC. Even some of our customers, you know Offerpad, are in the process of doing this. It’s good to compare to others, but this is a unique opportunity and story. Regardless of what you hear about the SPAC market or other types of things, remember that everyone is individual, and we are our own. And there’s going to be a lot more focus on us. With the added spotlight, more people will be soliciting services. Be mindful that we’ll have a spotlight on us and I’m going to turn it over to Kevin in a minute to talk about milestones. We’ll stay in touch about the timing of the transaction so you feel like you know what’s going on, and again at the end of the presentation is an email address. If you have any questions, not just today, send them there and we’ll get right back to you. So let me turn it over to Kevin to go through some of the communication guidelines.

Kevin Criddle: Thanks Lucas, and congratulations to everyone. This is really an extrordinary accomplishment and so many of you have worked so hard to see something like this come to fruition. Many companies frankly never make it and so many of you have dedicated your time and effort to this outcome and particularly hats off to Lucas and Brendan for what I’ve seen day after day and tireless nights working to achieve this outcome and congratulations to the entire SmartRent team. My name is Kevin Criddle. I’m a partner in the corporate and securities group at DLA Piper, and we’ve represented SmartRent for about 2 almost 3 years, and I wanted to walk through with you today a few of the key things to remember. Life as a public company is different. Many of you probably intuitively know that. It comes with a new overlay of rules and regulations, so some of those will come from folks like the SEC, and others come from the securities exchange like NASDAQ or NYSE. One of the things we wanted to communicate with you guys today is that the SEC rules require that SmartRent and Fifth Wall communicate all information to investors at the same time and what that really means for you is that we’d love your support in keeping all of the things you learn about the transaction private and confidential. There’s going to be a great temptation to get things out to friends and family, and there are going to be opportunities to post things on social media. We can’t stress enough to you the importance of remaining completely private about the transaction. There will be company approved social media posts and other things, but again please keep everything you learn about the transaction confidential. SmartRent and Fifth Wall will coordinate different filings and different avenues to report important information to all investors, so they receive it at the same time. As Lucas mentioned SmartRent has not closed the transaction yet, so SmartRent remains an independent private company until the transaction closes. We’ll go over the expected timeline for that in just a minute. And again, please be patient. We understand that there are a lot of questions. Please do send them through the approved channels. Some quick do’s and don’ts for you. I know many of you would know this anyway, but I think it’s important, and if you have any questions about this please don’t hesitate to reach out. So again, questions through appropriate channels if you get media inquiries, which does happen from time to time. Please forward those to the email address indicated. Again, use company approved social media posts, or you could inadvertently share information that’s not been made public yet and harm the transaction and create risk for you. So please again lean on the company for their social media posts. As Lucas mentioned, we aren’t closing yet. So please focus on your day to day. That would be the greatest service you could do to support the transaction. And again, if you ever have any questions about what you can say, what you can’t say, or how to respond to someone who’s asked you something, please reach out. That’s what we’re here for. And we’re happy to communicate with you, and kind of walk you through the appropriate avenues. A couple things we ask you not to do is please don’t talk to media, don’t talk to investors, don’t talk to other people, this includes brother, sister, spouses, don’t talk to anyone about the transaction unless you are saying something that’s already been put out in a press release by SmartRent. Any other details should not be shared. Please continue to be focused and don’t allow this transaction to become a distraction and don’t speculate please on the timing or expected stock performance. As we mentioned, resist the urge, there will be temptations aplenty, please do not share private information in particular, as many of you know from other companies, social media can be a big lure to get private information out to big groups of people, please avoid it. Avoid it, avoid it, avoid it. It will create problems for both you and SmartRent. And finally, one of the most important things for you here is please do not trade any securities in Fifth Wall Acquisition Corp. I. That’s our sponsor name, you’ll find them on the Nasdaq under the ticker symbol FWAA. Do not trade in FWAA securities at all. I can’t emphasize that enough.

Lucas Haldeman: Yes, I think that’s one of the hardest ones, and I’ve been through this at other public companies. When you go IPO and it’s exciting and we’re all big fans of the company and you want to show your support by buying the stock, but we just can’t so keep that in mind . And then the other thing on social media posts, we are putting out our social media posts that have been approved by the attorneys, the banks, by everyone. Kevin mentioned but I just want to reiterate, don’t add on or do your own. You can like those or repost them but please don’t do anything else.

Kevin Criddle: Yes, thanks Lucas, we’ve said it 10 times, but it’s very important so thank you for helping us with that. Here’s our approximate timeline, there’s not a lot of details in that and that’s intentional because we don’t know a lot. There are a lot of things that are going to be fluid so in the next couple of months we are going to be making a number of filings with the SEC. We are going to be coordinating with our sponsor, Fifth Wall, to make those filings. We have about 2 or 3 months set aside for that, and there’s going to be a variety of other filings that will start happening we think sometime in July. There will be regulatory filings, there will be stockholder outreach and other things that we need to close the transaction, and we expect to get this closed sometime in late August, September, October would be the final closing date, and at that point, SmartRent becomes a public company with the securities listed on one of the national securities exchanges. I think the only other thing we can mention about this now is that there will be additional communications as this process marches forward but again, please be patient with us. There’s a lot of uncertainty about how long it will take with the different filings and with the SEC review, but we will certainly keep you updated as it moves forward.

Lucas Haldeman: Great, thanks Kevin. What does this mean for team SmartRent? You guys know this from day 1, we’ve had a massive opportunity in front of us, we’ve continued to execute, we’ve continued to reach our goals, this is just one more milestone along the way. So, I think it’s a good day, take a few minutes to celebrate, it’s 8:50 we can celebrate until 8:52 and then let’s get back to it. And then if you really want to have a successful business, it means just continuing to execute. Business as usual. We have our biggest months of install ahead of us, our biggest months of product launches, our biggest months of hardware execution, and this is the time to double down our focus. We cannot lose focus, we cannot lose steam, and we can’t spin our wheels. So yes, just to reiterate, nothing is changing, we are focused on execution and we are focused on providing the highest level of service, the best customer service team the best implementation team, the best hardware team, and the best engineering team. This is truly an amazing group of individuals that have come together to create something very special, and I think this is a great milestone along the way. I thank you all for the hard work and dedication you’ve provided, and I just can’t say enough how thankful I am for everyone on this call. All that you do for us and the success we’re having is fantastic, so let’s keep it up and any questions that you have please go to communications@smartrent.com. We will answer them very quickly and anything that comes up please do that. I see there’s a question in the group chat so Nick it’s a great question, I’ll ask you to be the first to email communications@smartrent.com and set the tone to get that answered. Thank you all for joining this call, thank you for all your hard work, and thank you Brendan for coming on and we will look forward to more communications shortly and in the meantime, let’s get back to it. Thank you, guys.

Important Information for Investors and Stockholders

This document relates to the proposed merger involving Fifth Wall Acquisition Corp. I (“FWAA”) and SmartRent.com, Inc. (“SmartRent”). FWAA intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a document that serves as a prospectus and proxy statement of FWAA, referred to as a proxy statement/prospectus, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will also be sent to the stockholders of FWAA, seeking any required stockholder approvals. Investors and security holders of FWAA and SmartRent are urged to carefully read the entire proxy statement/prospectus, when it becomes available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by FWAA with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from FWAA upon written request to Fifth Wall Acquisition Corp. I, 6060 Center Drive, 10th Floor, Los Angeles, California 90045.

FWAA, SmartRent and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in favor of the approval of the merger and related matters. Information regarding FWAA’s directors and executive officers is contained in the section of FWAA’s Form S-1 titled “Management”, which was filed with the SEC on February 4, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This document does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, FWAA’s and SmartRent’s expectations or predictions of future financial or business performance or conditions, SmartRent’s product roadmap, including the expected timing of new product releases, SmartRent’s plans to expand its product availability globally, the expected composition of the management team and board of directors following the transaction, the expected use of capital following the transaction, including SmartRent’s ability to accomplish the initiatives outlined above, the expected timing of the closing of the transaction and the expected cash balance of the combined company following the closing. Any forward-looking statements herein are based solely on the expectations or predictions of FWAA or SmartRent and do not express the expectations, predictions or opinions of Fifth Wall in any way. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of FWAA’s Form S-1 titled “Risk Factors,” which was filed with the SEC on February 4, 2021. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on FWAA’s or SmartRent’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither FWAA nor SmartRent is under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which FWAA has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in FWAA’s reports filed with the SEC, including FWAA’s most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC’s website at www.sec.gov, and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of FWAA or SmartRent are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained, failure to realize the anticipated benefits of the merger, risks related to SmartRent’s ability to execute on its business strategy, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that FWAA or SmartRent may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by FWAA’s public stockholders, the ability of SmartRent and the combined company to leverage Fifth Wall’s limited partner and other commercial relationships to grow SmartRent’s customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of SmartRent and the combined company to leverage its relationship with any other SmartRent investor (including investors in the proposed PIPE transaction) to grow SmartRent’s customer base, the ability of the combined company to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of FWAA to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts SmartRent’s current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against FWAA, SmartRent, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAA or the combined company to issue equity or equity-linked securities in connection with the proposed merger or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of FWAA filed, or to be filed, with the SEC.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in FWAA’s most recent reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in FWAA’s proxy statement/prospectus, when available. Any financial projections in this document are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond FWAA’s and SmartRent’s control. While all projections are necessarily speculative, FWAA and SmartRent believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this document should not be regarded as an indication that FWAA and SmartRent, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers (including projected revenue derived from committed units) are used for illustrative purposes only, are not forecasts, and may not reflect actual results. Presentation of historical 0% customer churn (which occurs when an existing customer removes SmartRent installed units) is illustrative only, and is not intended to be predictive of future churn, particularly as business continues to grow. When used herein, the term “committed units” includes both (i) units that are subject to binding purchase orders from customers and (ii) units that existing customers who are parties to a SmartRent master services agreement have informed SmartRent that they intend to order.

This document is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in FWAA and is not intended to form the basis of an investment decision in FWAA. All subsequent written and oral forward-looking statements concerning FWAA and SmartRent, the proposed transaction, or other matters and attributable to FWAA and SmartRent or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Important Information About Fifth Wall

In these materials (including any accompanying video or audio materials), references to “Fifth Wall” and “Fifth Wall Group” generally refer to Fifth Wall Asset Management, LLC, and Fifth Wall Ventures Management, LLC, collectively with their affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (each such fund, vehicle or account, a “Fifth Wall Fund”). FWAA is sponsored by Fifth Wall Acquisition Sponsor, LLC (the “FWAA Sponsor”), which is an affiliate of Fifth Wall. However, FWAA is an independent publicly-traded company, and not a member of Fifth Wall or the Fifth Wall Group. Fifth Wall has not and is not providing investment advice to any person in connection with the matters contemplated herein, including FWAA, FWAA Sponsor or SmartRent. A fund managed by Fifth Wall currently holds a minority stake of less than 5% in SmartRent.

Except for certain limited obligations of the FWAA Sponsor related to the disposition of its founder shares in FWAA, Fifth Wall in not a party to the proposed transaction agreements between FWAA and SmartRent or related transactions. Neither Fifth Wall, nor any of its partners, employees or other representatives will have at any time any legal obligation or commitment to any person (including SmartRent) to promote, advertise, market, or support the products, services, business or operations of SmartRent or the combined company. Fifth Wall’s position following consummation of the proposed merger will be that of an investor in the combined company until such time as Fifth Wall may, subject to its contractual obligations, dispose of its shares in the combined company.

This material is neither an offer to sell nor a solicitation of an offer to buy any security in any Fifth Wall Fund, and may not be used or relied upon in connection with any offer or solicitation. A private offering of interests in a Fifth Wall Fund may only be made by such Fifth Wall Fund pursuant to the offering documents for such Fifth Wall Fund, which will contain additional information about the investment objectives, terms, and conditions of an investment in such Fifth Wall Fund and also contain tax information and risk disclosures that are important to any investment decision regarding such Fifth Wall Fund. The information contained in this material is superseded by, and is qualified in its entirety by reference to, such offering documents. This communication is intended only for persons resident in jurisdictions where the distribution or availability of this communication would not be contrary to applicable laws or regulations.

Past performance or activities are not necessarily indicative of future results, and there can be no assurance that any Fifth Wall Fund will achieve results comparable to those presented herein, or that any Fifth Wall Fund will be able to implement its investment strategies or achieve its investment objectives. A Fifth Wall Fund's investment and applicable investment restrictions may differ from those historically employed by Fifth Wall, and economic conditions may differ materially from the conditions under which any other investment fund, investment vehicle or account managed or advised by Fifth Wall has previously invested. The investments, transactions and operational activities of Fifth Wall contained in this material, if any, are shown for illustrative purposes only of the types of investments, transactions and activities that have historically been undertaken by Fifth Wall, its affiliates and their respective officers, directors, partners, members, employees and/or advisors.

Use of Non-GAAP Financial Measures

This document may contain certain non-GAAP financial measures. SmartRent’s management and board of directors use certain non-GAAP measures to understand and evaluate SmartRent’s operating performance, to establish budgets, and to develop operational goals for managing its business, and they believe these measures also provide meaningful supplemental information to investors and others in understanding and evaluating SmartRent’s operating results and enhancing the overall understanding of its past performance and future prospects. These non-GAAP financial measures are not a substitute for GAAP measures and should be read in conjunction with SmartRent’s GAAP financial information.

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